November 12, 2013

Ms. Kristi Marrone

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Maui Land & Pineapple Company, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-06510

Dear Ms. Marrone,

We respectfully submit our responses to your comments set forth in your letter dated October 28, 2013.  To assist in your review, we have separated your comments and addressed them accordingly.

Form 10-K for the Year Ended December 31, 2012

Deferred Development Costs, page 28

1.                                      We note your response to comment 3 of our letter dated October 3, 2013. Please clarify whether the deferred development costs relate solely to land underlying the Kapalua Resort or if they relate to other development projects such as amenities, retail space or residential units at the resort.

Company Response:

1.                    Our deferred development costs as of December 31, 2012 relate solely to land that we own in Maui.  We are in the early stages of the next phases of our Kapalua Resort and other projects.  Our deferred development costs relate primarily to planning, design and land use entitlements.  At this point, we have not begun construction on any amenities, retail spaces or residential units for the next phases of our Kapalua Resort and other projects.

Deferred Development Costs, page 28 (continued)

If the costs relate to any real estate projects other than the land you own, please provide us with a detailed analysis that clarifies how you determined impairment indicators were not present as of December 31, 2012, addressing each example of event or change in circumstances under paragraph 21 of ASC 360-10-35 or any other qualitative or quantitative factor that may indicate that the carrying amount of development costs may not be recoverable.

Company Response:

All of our deferred development costs as of December 31, 2012 relate to real estate projects on land that we own.

Deferred Development Costs, page 28 (continued)

In addition, please provide further details on the entitlement activities that you continue to work on related to the development projects which were referenced in your prior response.

Company Response:

Kapalua Mauka — State and County land use entitlements have been secured.  Submission of initial subdivision is ongoing in conjunction with master plan and infrastructure designing efforts.

Pulelehua — State and County land use and subdivision entitlements have been secured.  Currently working with State Department of Education to finalize master plan for school site.

Hali`imaile Town — County General Plan urban “Small Town” designation in place.  State and County land use and subdivision entitlements ongoing.

Other West Maui — State and County land use and subdivision entitlements have been secured.  Special Management Area permits are being extended.  Building permits submitted and being updated.

Deferred Development Costs, page 28 (continued)

Please also provide anticipated completion dates and the projected costs to complete the development projects.

Company Response:

The following summarizes anticipated completion dates and projected costs to complete for our development projects.  Given the scale of the projects and uncertainties involved due to the long-term nature of these projects, the following is a rough estimate of anticipated completion dates and projected costs:

2

Projected Costs
	Anticipated	to Complete
Project	Completion Dates	(millions)
Kapalua Resort	2029 - 2039	$500 - $1,000
Pulelehua	2019 - 2024	$200 - $300
Hali`maile Town	2029 - 2034	$100 - $200
Other West Maui	2019 - 2024	$40 - $60

The projected development costs are expected to be financed by debt financing, through joint ventures with other development or construction companies, or a combination of these methods.

Should you have any questions or comments on the above, please do not hesitate to contact me at (808) 665-5480 or tesaki@kapalua.com.

Sincerely yours,

/s/ Tim T. Esaki

Tim T. Esaki
Chief Financial Officer